UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Registered Direct Equity Offering

On August 10, 2026, Vertical Aerospace Ltd. (the “Company”) priced an underwritten registered direct offering of approximately $35 million of the Company’s units, with each unit consisting of one ordinary share of the Company and one Tranche C warrant to purchase one ordinary share of the Company, at a price of $1.05 per unit (the “Equity Offering”) to a limited number of investors. In connection with the Equity Offering, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, as underwriter of the Equity Offering. The Equity Offering is expected to close on or about August 11, 2026, subject to customary closing conditions.

The Company estimates that net proceeds from the Equity Offering will be approximately $32.55 million, after deducting underwriting discounts and commissions and estimated Equity Offering expenses. The Company intends to use the net proceeds from the Equity Offering to fund its research and development expenses as it continues to develop its aircraft and its expenditures in the expansion of its testing, manufacturing and certification capacities, as well as for general working capital and other general corporate purposes.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended. The Equity Offering is being made only by means of a prospectus supplement to the Company’s registration statement on Form F-3 (File No. 333-287207) previously filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2025 and declared effective by the SEC on May 16, 2025. Copies of the prospectus supplement and accompanying prospectus relating to the Equity Offering may be obtained from the SEC’s website located at www.sec.gov, or by contacting: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at +1 (877) 821-7388, or by email at Prospectus_Department@Jefferies.com.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in their entirety by reference to the full text of the Underwriting Agreement, which is attached to this Report as Exhibit 1.1.

Attached to this Report on Form 6-K as Exhibit 4.1 is the warrant agreement, dated August 10, 2026, by and between the Company and Continental Stock Transfer & Trust Company, LLC.

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Walkers (Cayman) LLP regarding the validity of the ordinary shares offered in the Equity Offering.

Attached to this Report on Form 6-K as Exhibit 5.2 is the opinion of Latham & Watkins (London) LLP regarding the validity of the units and warrants offered in the Equity Offering.

Convertible Preferred Equity Offering

As previously announced, on April 20, 2026, Vertical Aerospace Ltd. (the “Company”) entered into a securities purchase agreement with YA II PN, Ltd. (“Yorkville”) granting the Company the right, but not the obligation, to issue and sell to Yorkville up to $250,000,000 of preferred shares convertible into ordinary shares, with a liquidation value of $1,000 per preferred share, in tranches not to exceed $25 million each, over a 24-month period (the “Securities Purchase Agreement”).

Pursuant to the terms of the Securities Purchase Agreement, on August 10, 2026, the Company issued 25,000 Series A Convertible Preferred Shares (the “Second Tranche Preferred Shares”) to Yorkville at a purchase price of $960.00 per Second Tranche Preferred Share, for an aggregate purchase price of $24 million (the “Preferred Offering”). In connection with the Preferred Offering, the Company and Yorkville entered into a letter agreement providing for a fixed conversion price component of the conversion rate formula for the Second Tranche Preferred Shares of $1.26.

The Company intends to use the net proceeds from the Preferred Offering to fund its research and development expenses as it continues to develop its aircraft and its expenditures in the expansion of its testing, manufacturing and certification capacities, as well as for general working capital and other general corporate purposes.

Attached to this Report on Form 6-K as Exhibit 5.3 is the opinon of Walkers (Cayman) LLP regarding the validity of the Series A convertible preferred shares.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, the expected proceeds and timing for the closing of the Offering, the Company's anticipated use of proceeds, and statements that include the words "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate," "will," "aim," "potential," "continue," "are likely to" and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our potential inability to produce, certify or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; and the other important factors discussed under the caption "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 24, 2026, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibits 1.1, 4.1, 5.1 and 5.2 but excluding Exhibit 5.3) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-297060) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information included in this Report on Form 6-K (excluding Exhibits 1.1, 4.1, 5.1, 5.2 and 5.3) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207, File No. 333-292448 and File No. 333-295988) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated August 10, 2026, by and between Vertical Aerospace Ltd. and Jefferies LLC
4.1	Warrant Agreement, dated August 10, 2026, by and between Vertical Aerospace Ltd. and Continental Stock Transfer & Trust Company, LLC
5.1	Opinion of Walkers (Cayman) LLP regarding the validity of the ordinary shares
5.2	Opinion of Latham & Watkins (London) LLP regarding the validity of the units and warrants
5.3	Opinon of Walkers (Cayman) LLP regarding the validity of the Series A convertible preferred shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: August 10, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer